FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 18, 2015, announcing that Registrant has received its first orders for its SR300 New Tri-Band, Low-Profile, Satcom-on-the-move antenna from Exelis.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 19, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat Receives First Orders for its SR300 New Tri-Band,
Low-Profile, Satcom-on-the-Move Antenna from Exelis

Petah Tikva, Israel, March 18, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Exelis, a diversified, top-tier global aerospace, defense, information and services company, ordered its first procurement of tri-band SR300 Satcom-on-the-move (SOTM) antennas from Gilat.

According to its February 23rd announcement, Exelis received a contract to provide the US Army with on-the-move connectivity based on low-profile satellite antennas developed by Gilat. Read the full press release at http://www.exelisinc.com/News/PressReleases/Pages/Exelis-receives-7.6M-contract-to-provide-US-Army-on-the-move-connectivity-with-low-profile-satellite-antennas.aspx

Exelis’ Global Network on the Move-Active Distribution (GNOMAD) is a system providing broadband, SOTM networked command and control connectivity. The GNOMAD antenna consists of Gilat’s RaySat SR300 antenna, Wavestream BUC and an innovative, military-grade Antenna Control Unit (ACU) designed by Gilat to power both the antenna and the BUC.

With reduced size, weight and power profiles, SR300 antennas support three frequency bands: X, Ku and Ka. Weighing only 16 kilograms, they can be removed and replaced in a matter of minutes for increased flexibility in the field.

ÒGilat's SOTM antennas – which are differentiated by tri-band support and reduced size, weight and power profiles – are ideal for military and emergency vehicles, where speed is of the essence,Ó explained Nick Bobay, president of the Exelis Night Vision and Communications Solutions division. "This new antenna brings even greater capability to GNOMAD and the Soldiers using this SATCOM on the Move system in the battlefield."

“Exelis is a leader in satellite network technology for the US military and its international allies,” stated Erez Antebi, Gilat's CEO. "It is an honor for us to have been chosen to develop the antenna for its GNOMAD system and we look forward to continued collaboration moving forward.”

About Exelis
Exelis is a diversified, top-tier global aerospace, defense, information and services company that leverages a 50-year legacy of deep customer knowledge and technical expertise to deliver affordable, mission-critical solutions for global customers. Exelis is a leader in positioning and navigation, sensors, air traffic management solutions, image processing and distribution, communications and information systems; and focused on strategic growth in the areas of critical networks, ISR and analytics, electronic warfare and composite aerostructures. Headquartered in McLean, Virginia, Exelis employs approximately 10,000 people and generated 2014 sales of approximately $3.3 billion. For more information, visit www.exelisinc.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat is a company under the control of the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com